

February 8, 2012

<u>Via E-mail</u>
Francis Chiew
Chief Executive Officer
I-Level Media Group Incorporated
306-1110 Hamilton Street
Vancouver, British Columbia V6B 2S2

> **RE:** **I-Level Media Group Incorporated**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed February 7, 2012**
> **File No. 000-52069**

Dear Mr. Chiew:

We have reviewed your revised filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing or the information you provide in response to this comment, we may have additional comments.

1. Please revise your information statement to state that the company has not identified any venture capital firm or promoter for the purpose of acquiring an operating business through a reverse merger or other transaction and that any public offering by the company would be subject to Rule 419 of the Securities Act, as indicated in your response to comment 2 from our letter dated August 11, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the federal securities laws and applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jonathan Groff, Attorney-Advisor, at 202-551-3458, or me, at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail to</u>
Daniel D. Dex, Esq.
McMillan LLP